EXHIBIT 21.1
ENOVIX CORPORATION
List of Subsidiaries

Subsidiary	Jurisdiction
Enovix Battery (Shenzhen) Co., Ltd.	China
Enovix India Holdco LLC	Delaware
Enovix International Holdco LLC	Delaware
Enovix Research and Development Services India Private Limited	India
Routejade Inc. (1)	Korea
Enovix Malaysia Private Limited	Malaysia
(1) A majority owned subsidiary.